Exhibit 4.27

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

13.09.2023-295

D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş.

KOCAELİ/GEBZE/BALÇIK

WAREHOUSE LEASE AGREEMENT

AGREEMENT HOLDER: MUSTAFA ATUK

DELIVERED BY: MUSTAFA ATUK

REYSAŞ GAYRİMENKUL YATIRIM ORTAKLIĞI A.Ş.

K. ÇAMLICA MAH., ERKAN OCAKLI SOK., NO:13 ÜSKÜDAR

Tel: 0 216 564 20 00 Fax: 0 216 564 20 99

LEASE AGREEMENT

Province/District	:	Balçık / Gebze

Neighbourhood/Street/Number	:	Balçık Mahallesi, 3273. Sokak, No:1, Gebze/Kocaeli 317 Block 14 Parcel

Type of Leased Property	:	10,000m2 Warehouse area without shelves

Title of Lessor	:	REYSAŞ GAYRİMENKUL YATIRIM ORTAKLIĞI A.Ş.

Lessor's Address	:	Küçük Çamlıca Mahallesi, Erkan Ocaklı Sokak, No: 13 Üsküdar/İstanbul

Name and Surname of the Lessee	:	D-MARKET ELEKTRONİK HİZMETLER VE TİCARET A.Ş. (“Lessee”)

Lessee's Address	:	Kuştepe Mah., Mecidiyeköy Yolu Cad., No:12, Trump Towers Kule 2, Kat:2, Şişli-İstanbul

One Month's Rent	:

[***] + VAT ([***] + VAT) After 1 (one year) lease period of the lease agreement, the monthly rental fee shall be increased according to the 12-month average increase of the CPI index in the previous lease year.

Payment of Rent	:	The rent payment shall be paid by the LESSEE in cash and lump sum in monthly periods until the 10th day of each month at the latest to the LESSOR's XXXXX with the IBAN XXXXX.

Lease Term	:	1 year (starting from 01.10.2023)

Lease Start Date	:	01/10/2023

Rent Payment Start Date	:	01/10/2023

Delivery Status of the Leased Property	:	Clean and ready to use.

What the leased property will be used for	:	Warehouse

Special Conditions

1.

The lessee shall use the property as a workplace/office and has leased the property for this purpose. The lease relationship between the parties regarding the leased property is subject to the terms and conditions of this Agreement.

2.

The Lessor is obliged to deliver the leased property to the Lessee on a condition suitable for the use intended in the agreement and in a condition suitable for the use intended in the agreement and in a way that the paint, whitewash, mechanical, electrical and architectural equipment have been made and the fixtures specified in this agreement are new and functional, and to keep the Leased Property in this condition during the term of this agreement. The lessee shall leave the leased property in the same manner as they received it upon the expiration of the agreement.

3.

The Lessor is obliged to carry out all maintenance, repair, modification and renewal operations required due to the ordinary use of the leased property, including but not limited to the mechanical and electrical systems, whitewash, paint, decoration, exterior facade and all fixtures of the leased property, and the essential repairs that must be made in the leased property at the expense of the Lessor.

4.	The lessee is obliged to return the leased property in the same condition as it was received, except for wear, deterioration and deficiencies arising from ordinary use. However, the Lessee is not responsible for any loss, deterioration and / or wear and tear that occurs in the leased property due to use in accordance with the agreement and / or ordinary use.

5.

Pursuant to Article 301 of the Code, the Lessor has accepted and undertaken to deliver the leased property to the Lessee in a condition suitable for the use intended by the agreement and to keep it ready for the intended use of the Lessee as long as the lease agreement is in force. The lessee has taken delivery of the leased property, all installations and equipment by seeing and examining it as a prudent merchant. After the lessee takes delivery of the leased property, the lessee cannot claim that the leased property and the equipment in the leased property are inadequate. They cannot hold the Lessor responsible for the damage and loss incurred

6.

The Lessor agrees that the leased property under this Lease Agreement may be used by Doğan Online and Doğan Group subsidiaries and group companies as a sub-lessee without the prior written consent of the Lessor. In addition, the Lessee may not transfer and assign, sublease or transfer the right to use the leased property in whole or in part to anyone else without obtaining the prior written consent of the Lessor.

7.

The lessee may hang all kinds of announcements and signs in the places permitted in the management plan, provided that the lessee adheres to the management plan of the leased property and pays all kinds of taxes. The lessee shall use the leased property exclusively as a warehouse. Storage shall be made so as not to be out of the leased property. The LESSEE cannot produce, keep or sell substances that are prohibited or penalised by the legislation to be kept in the leased properties in the storage of the LESSOR. In these cases, the LESSEE is responsible for the damages arising in this case, and in this regard, the LESSOR reserves the right to terminate this agreement unilaterally without any notice, warning and judgment and to claim all kinds of damages and losses.

8.

The lessee shall be able to make all kinds of renovations and decorations for the use of the leased property as a workplace without touching the static structure of the building. The lessee is free to take away the add-ons and portable decorations without damaging the main building upon eviction. Provided that the Lessor returns the leased property to the Lessee as it was delivered to the Lessee, there shall be no claim for any right and receivable within this scope.

9.

The lessee shall pay the electricity and water usage invoiced to them. Consumptions shall be determined by the filtering meter in the usage area, and the calculation method shall be sent to the LESSEE by the LESSOR in addition to the invoice.

10.

Obligations such as compulsory insurance, taxes (including municipal property taxes), etc., related to the leased property, ancillary expenses decided by the Lessor and / or the Site and / or Apartment management and fixture renewal costs belonging to the leased property or the environment belong to the Lessor, and the Lessee does not have any responsibility in this regard.

11.

The LESSEE shall make the Commodity insurance, which shall cover the Lessor, including all risks and damages that may be caused to third parties and neighbours, before placing the goods in the warehouse for the customer goods to be stored in the leased property. The policy shall be issued to include a non-recourse clause to the LESSOR. The LESSOR shall not be held responsible for any damages arising in relation to this phrase under any circumstances.

The Lessee shall be able to keep the commodity in the warehouse up to the maximum insurance amount specified in the insurance policy to be made by them.

In the event that the value of the commodity to be kept in the warehouse in the future exceeds the insurance value, the Lessee may increase the limit by updating the commodity value provided that the Lessee informs the insurer.

Otherwise, in case of possible damage (provided that the lessor's policy terms are communicated to us and are valid), the Lessee shall have no recourse to the Lessor for the amount exceeding the Insurance Amount. The LESSEE undertakes not to cancel the Commodity Insurance policy during the agreement term to pay the premiums regularly and to send a written document from the insurance company that the policy is active every month.

12.	The lessee shall not pay any fees as a deposit.

13.	The rent payment shall be made by the LESSEE in cash and lump sum in monthly periods until the 10th day of each month at the latest to the bank account to be notified by the LESSOR.

14.

This Agreement has been signed for 1 (one) year starting from the date of signature. The LESSEE may terminate this Agreement without any compensation at any time during the term of this Agreement without giving any reason and at any time, provided that 90 days prior written notice is given. If the LESSEE does not notify the other party in writing 15 days before the expiration date of the Agreement, the Agreement shall automatically extend for one year.

15.

If the lessee fails to obtain a "license to open and operate a workplace" from the municipality to which the leased property is affiliated, the lessee may terminate the lease agreement immediately without compensation after the license application is rejected. In such a case, the Lessee shall pay the rental fee for the period until the termination notice but shall not pay the undue rent for the following months.

16.

The parties are obliged to notify the other party in writing of any change of address within 7 (seven) days. If this notice is not given, notifications sent to the address in the agreement shall have all the legal consequences of a legally valid notification.

17.	The provisions of the Code of Obligations and the relevant legislation shall apply in matters not provided for in this Agreement.

18.

The Lessor accepts, declares and undertakes that they shall not demand any right/receivable from the Lessee regarding the beginning of the lease, that they shall not demand a fee from the Lessee, and that the Lessee's rent payment obligation shall start following the signature of this agreement.

19.	Istanbul Çağlayan Courts and Enforcement Offices are authorised in all disputes arising from this agreement.

20.	The Lessee shall pay all of the Stamp Tax subject to this Agreement and shall invoice half of it to the Lessor.

This 20-article lease agreement was prepared in duplicate and signed by the parties on 18/09/2023 to enter into force on 01.10.2023.

LESSEE	LESSOR

D-MARKET ELEKTRONİK HİZMETLER VE	REYSAŞ GAYRİMENKUL YATIRIM
TİCARET A.Ş.	ORTAKLIĞI A.Ş.